

**DIVISION OF
INVESTMENT MANAGEMENT**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 1, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

   Re: Nuveen Unit Investment Trust, Series 143
    File No.333-211127

Dear Mr. Warren:

   On May 4, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 143, consisting of a unit investment trust, the Nuveen Prospect Cyclical Momentum Portfolio, 2Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy (pp. 2-3)

1. The first paragraph states that the Trust will invest in companies that may be in a position to take advantage of "variations in the domestic or global economy, changes in monetary or fiscal policy, consumer demand, energy demand and supply, interest rates, inflation, geopolitical events, natural or man-made disasters or innovations, among others," and the first sentence of the second paragraph states that the Trust will invest in companies that "may benefit directly from cyclical opportunit*ies* (emphasis added)." However, the second and third paragraphs refer only to investing in companies that may benefit from declining oil and natural gas prices, and the disclosure under "Selection of Portfolio Securities" suggests that Prospect only identifies companies that will benefit from "the *current* cyclical opportunity, in this case, lower oil and natural gas prices (emphasis added)." If the Trust will only invest in companies that benefit from lower oil and natural gas prices, please clarify this in the first and second paragraphs. If the Trust has identified other cyclical opportunities in which to invest, please disclose such opportunities.

2. The third paragraph refers to crude oil prices dropping "during the second half of 2014 and into 2015." Please consider whether this should be updated with more current information.

Selection of Portfolio Securities (p. 3)

3. Please specify in the prospectus the level of net leverage Prospect will use as a quantitative screen.

4. Please explain in the prospectus what a "demand driver" is.

5. Please explain in the prospectus *how* Prospect will consider "demand drivers," "cost structure," and "business profile" in selecting securities for the Trust.

Principal Risks

6. Please include a section describing the risks of investing in preferred securities.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White